UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

U.S.B. Holding Co., Inc.
_________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_________________________________________________________________
(Title of Class of Securities)

902910108
_________________________________________________________________
(CUSIP Number)

December 31, 2007
_________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) EIN No. 36-3197969
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __________ (b) __________
3	SEC Use Only
4	Citizenship or Place of Organization Organized under the laws of New York.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	None (see Item 4)
	6	Shared Voting Power	None (see Item 4)
	7	Sole Dispositive Power	722,825 shares (see Item 4)
	8	Shared Dispositive Power	938,687 shares (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,512 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) 7.6% (see Item 4)
12	Type of Reporting Person (See Instructions) EP

CUSIP No.  902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catherine Martini
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __________ (b) __________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	20,579 shares (inclusive of 11,932 shares issuable upon exercise of vested stock options; see Item 4)
	6	Shared Voting Power	0 shares (see Item 4)
	7	Sole Dispositive Power	11,932 shares (inclusive of 11,932 shares issuable upon exercise of vested stock options; see Item 4)
	8	Shared Dispositive Power	1,661,512 shares (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,444 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) 7.7% (see Item 4)
12	Type of Reporting Person (See Instructions) IN

CUSIP No.  902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Tedesco
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __________ (b) __________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	18,041 shares (inclusive of 10,625 shares issuable upon exercise of vested stock options; see Item 4)
	6	Shared Voting Power	0 shares (see Item 4)
	7	Sole Dispositive Power	10,721 shares (inclusive of 10,625 shares issuable upon exercise of vested stock options; see Item 4)
	8	Shared Dispositive Power	1,661,512 shares (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,233 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) 7.7% (see Item 4)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)   Name of Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), issued by U.S.B. Holding Co., Inc. (the “Company”).

(b)   Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

Item 2.

(a)   Name of Person Filing

This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the “Plan”) as a qualified employee benefit plan under Rule 13d-1(b)(1) and by Catherine Martini and Michael Tedesco, each individually and in his or her capacity as a trustee of the Plan (collectively referred to as the “Trustees”). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

(b)   Address of Principal Business Office or, if none, Residence

The principal business address of each of the Plan and the Trustees is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

(c)   Citizenship

The Plan is organized under the laws of New York State. Each of the Trustees is a citizen of the United States.

(d)   Title of Class of Securities

The title of the class of securities to which this report relates is Common Stock.

(e)   CUSIP Number

The CUSIP number of the Common Stock is 902910108.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)           [     ]           Broker or dealer registered under Section 15 of the Exchange Act;

(b)           [     ]           Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)           [     ]           Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)           [     ]           Investment company registered under Section 8 of the Investment Company Act;

(e)           [     ]           An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)            [  x ]           An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)           [     ]           A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)           [     ]           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)            [     ]           A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)            [     ]           Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

To the extent that this filing relates to Ms. Martini and Mr. Tedesco, each individually and not in his or her capacity as a Trustee of the Plan, this statement is filed pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership

(a)   Amount Beneficially Owned:

(b)   Percent of Class:

The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 2007 were as follows:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(1)
Plan	1,661,512	7.6%
Ms. Martini	1,673,444 (2)	7.7%
Mr. Tedesco	1,672,233 (3)	7.7%

(1)  Based upon 21,748,481 shares of Common Stock issued and outstanding as of December 31, 2007, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.

(2)  This amount includes: (i) 1,661,512 shares of Common Stock held by the Plan; (ii) 0 shares of Common Stock directly owned by Ms. Martini; and (iii) vested employee stock options (exercisable within 60 days) to purchase 11,932 shares of Common Stock held by Ms. Martini. The 20,579 shares of Common Stock beneficially owned by Ms. Martini other than through the Plan as a Trustee (but inclusive of the 8,647 KSOP shares allocated to Ms. Martini under the Plan) represent less than 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Ms. Martini).

(3)  This amount includes: (i) 1,661,512 shares of Common Stock held by the Plan; (ii) 96 shares of Common Stock owned directly by Mr. Tedesco; and (iv) vested employee stock options (exercisable within 60 days) to purchase 10,625 shares of Common Stock held by Mr. Tedesco.  The 18,041 shares of Common Stock beneficially owned by Mr. Tedesco other than through the Plan as a Trustee (but inclusive of the 7,320 KSOP shares allocated to Mr. Tedesco under the Plan) represent less than 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Tedesco).

(c)   Number of shares as to which such person has:

(i)          sole power to vote or to direct the vote:

(ii)         shared power to vote or direct the vote:

(iii)        sole power to dispose or to direct the disposition of:

(iv)         shared power to dispose or to direct the disposition of:

Under the Plan, the Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants’ accounts, or with respect to shares of Common Stock attributable to employee contributions.  The Trustees must vote such shares in accordance with the participants’ directions.  However, in the event that participants do not exercise their voting rights, the Trustee has the discretion to control the voting of such shares.  As of December 31, 2007, all 1,661,512 shares of Common Stock owned by the Plan (collectively, the “KSOP Allocated Shares”) were in this category.  The Plan further provides that the Trustees have the discretion to vote any and all shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants’ accounts (collectively, the “ESOP Unallocated Shares”).  As of December 31, 2007, none of the shares of Common Stock owned by the Plan were ESOP Unallocated Shares.

Under the Plan, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions.  The Plan requires such contributions to be invested “primarily” in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 2007, approximately 722,825 shares of Common Stock owned by the Plan (collectively, the “ESOP Allocated Shares”) were attributable to non-matching employer contributions and the Trustees had sole power to dispose of the ESOP Allocated Shares. Under the terms of the trust agreement pursuant to which the Plan has been constituted, the Trustees also have the sole power to dispose of any ESOP Unallocated Shares (of which there were none as of December 31, 2007).

Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees.  As of December 31, 2007, approximately 938,687 shares of Common Stock owned by the Plan (collectively, the “401(k) Shares”) were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

Ms. Martini:  (i) has the sole power to vote or direct the vote of an aggregate of 20,579 shares of Common Stock (inclusive of 0 shares of Common Stock directly owned by her, 11,932 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her and 8,647 KSOP shares that are allocated to her account); (ii) has sole power to dispose or direct the disposition of 11,932 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,661,512 KSOP Allocated Shares.

Mr. Tedesco:  (i) has the sole power to vote or direct the vote of an aggregate of 18,041 shares of Common Stock (inclusive of 96 shares of Common Stock directly owned by him, 10,625 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him and 7,320 KSOP shares that are allocated to his account); (iv) has sole power to dispose or direct the disposition of an aggregate of 10,721 shares of Common Stock (inclusive of 96 shares of Common Stock directly owned by him and 10,625 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,661,512 KSOP Allocated Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends on Common Stock allocated to the accounts of Plan participants are generally added to such participants’ individual accounts.  Dividends on Common Stock allocated to certain accounts of Plan participants, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the Plan participants, (iii) distributed to the Plan participants within 90 days of the close of the Plan Year (as defined in the Plan), or (iv) used to repay principal and interest on any outstanding indebtedness incurred by the Trustee to acquire Common Stock.  The proceeds from the sale of shares of Common Stock which are held in participants’ accounts are likewise credited to their accounts.  Distributions of Common Stock credited to participants’ accounts are made in the form of cash and/or shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions)

/s/ Catherine Martini
Catherine Martini, Trustee

/s/ Michael Tedesco
Michael Tedesco, Trustee

/s/ Catherine Martini
Catherine Martini, Individually

/s/ Michael Tedesco
Michael Tedesco, Individually